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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67841

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PERMAC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Grand Avenue – Building No.3
(No. and Street)

Englewood	**New Jersey**	**07631**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Bakhler **201-308-2102**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey, LLP
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane – suite 1003	**New York**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL TREATMENT REQUESTED

OATH OR AFFIRMATION

I, **Kevin Bakhler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PERMAC Securities, Inc.**, as of **December 31**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

12/31/2010 1/1/2010

YVONNE REID
Notary Public, State of New York
No. 01RE6031269
Qualified in New York County
Commission Expires Sept. 27, 2013

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL TREATMENT REQUESTED

PERMAC SECURITIES, INC.

Statement of Financial Condition

December 31, 2010

PERMAC SECURITIES, INC.

DECEMBER 31, 2010

INDEX

maloneBailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Permac Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Permac Securities, Inc. (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial Statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Permac Securities, Inc. at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

February 28, 2011

10350 Richmond Avenue, Suite 800 • Houston, Texas 77042 • 713.343.4200
15 Maiden Lane, Suite 1002 • New York, New York 10038 • 212.406.7272
Coastal City (West Tower), Hai De San Dao #1502 • Nanshan District, Shenzhen P.R. China 518054 • 86.755.8627.8690
www.malonebailey.com

NEXIA INTERNATIONAL

PERMAC SECURITIES, INC.

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDER'S EQUITY

DECEMBER 31, 2010

ASSETS		
Cash	$	39,985
Deposits with Clearing Broker		1,100,065
Due from Clearing Broker		36,754
Prepaid Expenses		13,612
TOTAL ASSETS	$	1,190,416
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable to related party	$	41,500
Accrued Expenses		2,764
TOTAL LIABILITIES		44,264
Capital Stock $ 20 par value; 500 shares authorized, 500 shares issued and outstanding		10,000
Paid In Capital		1,303,057
Accumulated Deficit		(166,905)
		1,146,152
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,190,416

The accompanying notes are an integral part of these financial statements.

NOTE 1-ORGANIZATION AND NATURE OF BUSINESS

PERMAC SECURITIES, INC., a Pennsylvania corporation (the "Company" or "Permac"), is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged as an introducing broker to Penson Financial Services, Inc. ("Penson") and Merrill Lynch Professional Clearing Corp. ("MLPRO"). The Company's revenues are earned primarily by charging volume-based commission and balance based financing overrides as an introducing broker. Permac's clients consist materially of hedge funds, proprietary traders and other broker-dealers.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it engages.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is considered realized and earned when persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee to a client is fixed or determinable; and collection of the resulting receivable is reasonably assured.

Permac's revenues based on securities transactions are recognized on a trade date basis.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 3-NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was $1,135,818 which was $1,130,818 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.036 to 1.

NOTE 4-OFF BALANCE SHEET RISK

Pursuant to a clearing arrangements with Penson and MLPro, collectively "the Clearing Brokers", The Company introduces on a fully disclosed basis to its Clearing Brokers all client balances and transactions. Specifically, all long and short security and derivative balances, together with any loan or short cash balances are held by the Clearing Brokers. Under certain conditions as defined in the agreements, the Company has agreed to indemnify its Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from maintaining the securities transactions of the of the Company's clients. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor risk and collateral on the securities transactions and balances introduced by the Company to the Clearing Brokers. Furthermore, the Federal Reserve's Regulation T and Portfolio Margin rules, as governed by the SEC provide specific guidance to both the Clearing Brokers and the Company on margin requirements, and margin calls, all of which are in place to limit risk to the client, the Clearing Broker and the Company.

NOTE 5-RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement in place with Victor Securities, LLC, ("Victor"), a Delaware limited liability company wholly owned by Gargoyle IB Holdings, LLC ("GIBH") (see Note 6). Victor has agreed to pay management fees and rent on behalf of Permac, charging Permac $ 40,000 for the year ended 2010.

At year end, Permac has recorded a payable of $ 41,500 to Victor for specific expenses paid on its behalf by Victor.

NOTE 6-SALE OF PERMAC TO GARGOYLE IB HOLDINGS, LLC

The owners of Permac sold 100% of the Company to GIBH on July 26, 2010 for $100,000, of which $10,000 had been received by Permac in January, 2010 as a good faith deposit. A portion of the proceeds was used to pay off liabilities related to Permac's operations prior to the acquisition. The remaining amount of $73,946 was distributed to Permac's former owners according to their respective ownership percentages.

NOTE 7-INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The Company had no significant expected tax benefits or tax liabilities as of December 31, 2010.

There is no difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's expense for 2010.

Prior to the acquisition of Permac by GIBH in July 2010, Permac was an S Corporation, with pass-through taxation of a partnership. The acquisition of Permac by GIBH temporarily turned Permac into a single member S-Corporation, which by default changes its tax status to a C Corporation.

NOTE 8 – SUBSEQUENT EVENTS

In January 2011, a shareholder made a capital contribution of $100,000.

In January 2011, the Company registered with the appropriate state authorities and filed with FINRA notification that it has acquired a registered dba, "Victor Securities", under which it will conduct business until further notice.

The Company evaluated subsequent events through February 28, 2011, which is the date these financial statements were issued.